

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 28, 2010

Mr. Michael P. Huseby
Chief Financial Officer
Cablevision Systems Corporation
CSC Holdings, LLC
1111 Stewart Avenue
Bethpage, NY 11714

      **RE: Cablevision Systems Corporation
              CSC Holdings, LLC
              Form 10-K for the year ended December 31, 2009
              File No. 1-14764 and 1-9046**

Dear Mr. Huseby:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                       Sincerely,

                                       Larry Spirgel
                                       Assistant Director